UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Zipcar, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98974X-10-3

(CUSIP Number)

Song H. Pak, Esq.

Revolution Living LLC

1717 Rhode Island Avenue, N.W.

10th Floor

Washington, D.C. 20036

(202) 776-1427

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974X-10-3

1.	Names of reporting persons. Stephen M. Case
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) N/A
14.	Type of reporting person (see instructions) IN

CUSIP No. 98974X-10-3

1.	Names of reporting persons. Stephen M. Case Revocable Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) N/A
14.	Type of reporting person (see instructions) OO

CUSIP No. 98974X-10-3

1.	Names of reporting persons. Revolution Living LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) N/A
14.	Type of reporting person (see instructions) OO

CUSIP No. 98974X-10-3

1.	Names of reporting persons. Revolution Living II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) N/A
14.	Type of reporting person (see instructions) OO

CUSIP No. 98974X-10-3

1.	Names of reporting persons. Revolution Living III LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) N/A
14.	Type of reporting person (see instructions) OO

Preliminary Note

This Amendment No. 2 (this “Amendment”) amends and supplements that certain Statement on Schedule 13D filed on August 31, 2012, as amended on January 4, 2013 by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) (as amended, the “Schedule 13D”), by Stephen M. Case, Stephen M. Case Revocable Trust, Revolution Living LLC, a Delaware limited liability company, Revolution Living II LLC, a Delaware limited liability company, and Revolution Living III LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Zipcar, Inc., a Delaware corporation (the “Issuer” or “Zipcar”). The Schedule 13D is hereby amended and supplemented as detailed below, and, except as specifically amended and supplemented hereby, the Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is amended and supplemented by adding the following information:

On March 14, 2013, the Issuer and Avis announced the completion of the Merger. In the Merger, all shares of Common Stock held by the Reporting Persons were converted into the right to receive $12.25 per share in cash. The Reporting Persons are no longer beneficial owners of any shares of Common Stock as a result of the purchase of the Merger.

As a result of the effectiveness of the Merger, the Voting Agreements have terminated by their express terms.

Also pursuant to the Merger Agreement, Mr. Case’s nonstatutory stock option to purchase an aggregate of 8,768 shares of Common Stock was accelerated, became fully vested and was cancelled. In return, Mr. Case received a sum in cash equal to (i) the number of shares of common stock subject to such option, multiplied by (ii) $12.25 minus the per share exercise price of the option, net of any applicable withholding and excise taxes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) As a result of the disposition in the Merger of all shares of Common Stock held by the Reporting Persons, no Reporting Person has, and no Reporting Person may be deemed to have, beneficial or other ownership of any shares of Common Stock.

(c) Other than the transactions described in this Amendment, during the period between the filing of Amendment No. 1 and the date of the filing of this Amendment, none of the Reporting Persons have effected any transactions involving the Common Stock.

(d) Not applicable.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on March 14, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference, and the following information:

In connection with the disposition in the Merger of the shares of Common Stock previously beneficially owned by RL II and RL III, the pledges of these shares as collateral for certain loans to affiliates of the Reporting Persons were terminated.

Upon completion of the Merger, the Registration Rights Agreement terminated by its express terms.

In connection with, and effective upon the closing of, the Merger, Mr. Case resigned from the board of directors of the Issuer and, accordingly, ceased to be entitled to compensation for board service under the Compensation Policy.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2013	/s/ STEPHEN M. CASE
STEPHEN M. CASE

STEPHEN M. CASE REVOCABLE TRUST

/s/ STEPHEN M. CASE
	By:	Stephen M. Case
	Its:	Trustee

REVOLUTION LIVING LLC

/s/ STEPHEN M. CASE
	By:	Stephen M. Case
	Its:	Chairman, Chief Executive Officer and President

REVOLUTION LIVING II LLC

/s/ STEPHEN M. CASE
	By:	Stephen M. Case
	Its:	Chairman, Chief Executive Officer and President

REVOLUTION LIVING III LLC

/s/ STEPHEN M. CASE
	By:	Stephen M. Case
	Its:	Chairman, Chief Executive Officer and President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)